Exhibit 99.104


                                  TELCO S.P.A.
              Registered office: Via Filodrammatici 3, Milan, Italy
              Share capital: (euro) 3,588,288,430.80 fully paid up
                 Registration no. in Milan Companies' Register,
                Tax identification code and VAT no.: 05277610969


                                  PRESS RELEASE
                                  -------------

Telco and Sintonia have today completed (i) the acquisition in cash by Sintonia of the Telecom Italia shares held by Telco attributable to it pro-rata (approx.
275.1 million ordinary shares, equal to 2.06% of the ordinary share capital) at a price of (euro)2.2 per share for a total outlay of approx. (euro)605m; and
(ii) the acquisition by Telco of Sintonia's entire shareholding Sintonia in the share capital of Telco (approx. 162.8 million class A shares, equal to 8.39% of the share capital). On even date the Board of Directors has acknowledged the resignation of Mr. Valerio Bellamoli, board member designated by Sintonia, and has appointed Mr. Oliviero Pessi.

The surplus on the transaction, which amounts to approx. (euro)312m, has been used by Telco to repay part of the credit lines falling due at the year-end. The remainder of the loans due by end-December 2009 have been extended until 11
January 2010. In line with the undertakings disclosed on 18 November 2009, the shareholders have committed to subscribe, pro-rata to their respective interests in the share capital, to a bond issue by the company in an amount of up to
(euro)2.6bn. In addition, the company is in negotiations with leading banks to receive credit lines of up to (euro)1.4bn to be used to reduce the shareholders' commitments with respect to the bond issue.

MILAN, 22 DECEMBER 2009